Industry Canada	Industrie Canada
Certificate of Continuance	Certificat de prorogation
Canada Business Corporations Act	Loi canadienne sur les sociétés par actions
PATCH ENERGY INC.	413900-3

Name of corporation - Démonination de la société	Corporation Number-Numéro de la société
I hereby certify that the above-named corporation was continued under section 187 of the Canada Business Corporations Act, as set out in the attached articles of continuance.	Je certifie que la société susmentionnée a été prorogée en vertu de l'article 187 de la Loi canadienne sur les sociétés par actions, tel qu'il est indiqué dans les clauses de prorogation ci-jointes.
Director - Directeur	January 16, 2003 / le 16 janvier 2003 Date of Continuance - Date de la prorogation